

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 12, 2016

Darryl Payne
Chief Executive Officer
StreamNet, Inc.
7582 Las Vegas Blvd.
Las Vegas, NV 89123

> **Re:** **StreamNet, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed September 7, 2016**
> **File No. 024-10590**

Dear Mr. Payne:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. We have reviewed your response to comment 2. Please revise your offering statement to prominently disclose that you are a shell company, rather than stating that you "may be regarded" as one. This includes, but is not necessarily limited to, the disclosures in Item 7, Description of Business, and Item 14, Securities Being Offered.

Part I

Item 4.  Summary Information Regarding the Offering and Oher Current or Proposed Offerings

2.  We note your revision to comment 3.  However, Part I continues to indicate that the offering will not be conducted on a delayed or continuous basis.  Please refer to Rule 251(d)(3) and revise Item 4 of Part I of your offering circular to reflect the intended duration in compliance with Rule 251(d)(3).

Part II

Item 3.  Summary Information, Risk Factors and Dilution, page 6

3.  We have reviewed your response to comment 4.  We note that your offering materials include a "Notice" of the arbitration provision, however, please revise to include a separate risk factor that discusses the adverse effects of the provision, without restriction to out-of-state arbitration, that the provision will have on all investors and the extent to which it limits the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis.

Financial Statements Section, page 40

4.  We have reviewed your response to comment 5 and re-issue this comment, as the financial statements continue to be omitted from the offering materials.  Please ensure that the financial statements are included in the next amendment.

We will consider qualifying your offering statement at your request.  In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director
Office of Consumer Products